Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

VIA EDGAR

August 4, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re: Xinxu Copper Industry Technology Ltd Amendment No. 1 to Registration Statement on Form F-1 Filed August 12, 2024 File No. 333-278407

Dear Mr. Dias,

Xinxu Copper Industry Technology Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 29, 2024, regarding Amendment No. 1 to Registration Statement on Form F-1 submitted to the Commission on August 12, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes in response to the Staff’s comments and some updates have been made in the Amendment No.3 to the Registration Statement on Form F-1 (the “Amendment No.3”), which is being filed with the Commission contemporaneously with the submission of this response letter.

Amendment No. 1 to Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Six Months Ended December 31, 2023 and 2022, page 72

1.	We note that the vast majority of the 54% decline in your sales for the interim six month period ended December 31, 2023 was due to a decrease in the resale of copper material that was “primarily driven by...strategic adjustments in operation.” Please tell us and disclose in sufficient detail the reasons for the significant decline in your sales. Ensure that your disclosures address the specific strategic adjustments made to your business and the extent to which you expect the sales declines to continue going forward.

Response: We respectfully advise the Staff that compared with the six months ended December 31, 2022, our sales decreased by approximately 54% during the six months ended December 31, 2023, primarily attributable to a significant decline in the sales volume of copper materials, particularly electrolytic copper, which, despite its comparatively lower profit margins, constituted a substantial portion of our total revenue during both comparative periods. This decline prompted a strategic adjustment in our product mix beginning in January 2024, whereby we shifted our focus away from lower-margin products, such as electrolytic copper and traditional copper bars, toward higher-margin offerings, particularly soft and hard connection copper bars, which are widely used in electric vehicle battery packs. As a result of this adjustment, as of December 31, 2024, sales of soft and hard connection copper bars  increased by approximately 251%, and our total sales revenue rose by approximately 35% compared to the six months ended December 31, 2023. This strategic shift reflects our ongoing efforts to enhance profitability and adapt to evolving market demand. Based on the foregoing, we do not expect the sale decline to continue going forward. We further respectfully advise the Staff that we have revised the disclosures related to our strategic adjustment under the “Prospectus Summary – Overview” on page 1, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 70, 72 and 74, and “Business” section on pages 87 and 92, and elsewhere as applicable, of the Amendment No. 3.

Unaudited Condensed Consolidated Statements of Income, page F-35

2.	We note that your statement of income for the six months ended December 31, 2023 does not sum appropriately and that certain amounts for such period do not agree to the corresponding consolidated column in the table on page 5 and the MD&A table and related narrative discussion on page 72. Please revise your filing to address all internal inconsistencies.

Response: We respectfully advise the Staff that we have updated the corresponding amounts in the “Unaudited Condensed Consolidated Financial Statements” for the six months ended December 31, 2024 and 2023 and page F-34,  of the Amendment No. 3.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP